SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-KSB   [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended: December 31, 2000
                                 -----------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

BNL Financial Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

2100 W. William Cannon, Ste. L
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Address of Principal Executive Office (Street and Number)


Austin, TX  78745
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City, State and Zip Code

                                     PART II

                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a) The reasons described in reasonable detail in Part III of this
     | form could not be eliminated without  unreasonable  effort or
     | expense;
     |
     | (b)The subject annual report, semi-annual report, transition report | on Form10-K, Form 20-F, Form 11-K or Form N-SAR, or portion

[X]  | thereof  will  be  filed  on or  before  the  15th  calendar  day
     | following  the  prescribed  due date;  or the  subject  quarterly
     | report or transition report on Form 10-Q, or portion thereof will
     | be filed on or  before  the  fifth  calendar  day  following  the
     | prescribed due date; and
     |
     | (c) The accountant's statement or other exhibit required by Rule | 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant has been unable to gather all information required for completion of the audit of financial statements for the year ended December 31, 2000 so as to allow adequate time for the review of the final financial statements by management and the registrant's directors.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Barry N. Shamas                             512 383-0220
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Comprehensive Income (Loss) was ($898,833) for the year ended 12/31/99 compared to $4,201,791 at 12/31/00. The increase in 2000 results primarily from increased insurance premium income and lower claims expense.

BNL Financial Corporation

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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 30, 2001               By /S/  Barry N. Shamas
    -------------------            ---------------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).



(Form 12b-25-07/99)


March 28, 2001



Mr. Barry N. Shamas
BNL Financial Corporation
2100 W. William Cannon, Suite L
Austin, TX  78745

Dear Mr. Shamas:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 30, 2001.

We are in agreement with the comments under Part III of the Form with respect to the reasons for delay in issuance of our report on the consolidated financial statements of BNL Financial Corporation for inclusion in the Form 10-KSB for the year ended December 31, 2000.

Sincerely,

/s/ Smith, Carney & Co. p.c.